

November 30, 2009

Via U.S. Mail and Facsimile (212-468-4888)

Paul G. W. Richardson
Group Finance Director
WPP plc
6 Ely Place
Dublin 2, Ireland

> **Re: WPP plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 12, 2009**
> **File No. 0-16350**
> **Response Letter Filed November 13, 2009**

Dear Mr. Richardson:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comments. We note that according to your website, your Mindshare and Intermarkets divisions have offices in Damascus, Syria and according to a job posting on gulftalent.com, your Y & R subsidiary has an office in Iran. You did not discuss these contacts in your November 13, 2009 letter. Please discuss these offices, including the services provided in these offices and the amount of associated revenues for each of the last three fiscal years.

2. We note the representation in your November 13, 2009 letter that Hill &
Knowlton Belgium, an affiliate, provided services to the United Kingdom
subsidiary of Melli Bank. As you may know, Bank Melli, its branches and certain
subsidiaries have been designated by the U.S. Department of Treasury for
proliferation activities, including the provision of banking services to entities
involved in Iran's nuclear and ballistic missile programs and the facilitation of
purchases of sensitive materials for Iran's nuclear and missile programs. Please
expand your materiality discussion to address specifically the potential
reputational impact of your affiliate's provision of services to Bank Melli.

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filings include all information required under
the Exchange Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to the company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment.  Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review.  You may also contact me at (202) 551-3470.

Sincerely,


Cecilia Blye, Chief
Office of Global Security Risk


cc:     Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Ralph Norton, Esq. (via facsimile)
        Davis & Gilbert